# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UNICYCIVE THERAPEUTICS, INC., CIK 0001766140
CUSIP: 90466Y103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 4300 EL CAMINO REAL, SUITE 210,, LOS ALTOS, California (CA), 94022
Date of event which requires filing of this statement: 12/19/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-010271
Filed by CIK 0001502725

## Reporting persons
- NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 3,009,021; sole dispositive power 0; shared dispositive power 3,009,021; aggregate amount beneficially owned 3,009,021 (2.76% of the class)

## Item 1. Issuer
Name of issuer: UNICYCIVE THERAPEUTICS, INC.
Address of issuer's principal executive offices: 4300 EL CAMINO REAL, SUITE 210, LOS ALTOS, CA, 94022

## Item 2. Person Filing
Name of person filing: NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP ("Nantahala")
Address of principal business office or, if none, residence: 130 Main St. 2nd Floor, New Canaan, CT 06840
Citizenship: Nantahala is a Massachusetts limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 19, 2024, Nantahala may be deemed to be the beneficial owner of 3,009,021 Shares. The 3,009,021 Shares includes 479,364 Shares which may be acquired by the Reporting Persons within sixty days through the exercise of warrants.
Percent of class: As of December 19, 2024, each of the Reporting Persons may be deemed to be the beneficial owner of 2.76% of the total number of Shares outstanding, based on 108,420,957 shares outstanding received from the issuer on December 19, 2024.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,009,021
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,009,021

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP: /s/ Taki Vasilakis, Taki Vasilakis / Chief Compliance Officer Nantahala Capital Management, LLC (12/20/2024)
- NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP: /s/ Wilmot B. Harkey, Wilmot B. Harkey / Manager Nantahala Capital Management, LLC (12/20/2024)
- NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP: /s/ Daniel Mack, Daniel Mack / Manager Nantahala Capital Management, LLC (12/20/2024)